December 7, 2007

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0408
100 F Street, N.E.
Washington, D.C. 20549
Fax (202) 772-9208
Attention:  Mr. Hugh West
     Ms. Angela Connell

Re:  PrivateBancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 28, 2007
File No. 0-25887

Dear Mr. West and Ms. Connell;

This letter responds to the staff’s comment letter dated November 26, 2007 from Mr. West with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006. The text of your letter has been included for your reference, and the response of PrivateBancorp, Inc. (the “Company”) is presented below each comment.

Form 10-K for the fiscal year ended December 31, 2006

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

1.
We note that you have presented “Amortization of deferred compensation, net of forfeitures” as an operating cash flow for the years ended December 31, 2004, 2005 and 2006. We also note that you made certain reclassifications to your Statement of Cash Flows in your March 31, 2007 Form 10-Q which effectively eliminated this line item. Please explain to us the nature of this line item, how it relates to your stock compensation expense, and the reasons for the reclassifications made during the first quarter of 2007.

“Amortization of deferred compensation, net of forfeitures” included as a line item on our audited year-end cash flow statements, reflects the amortization of share-based payment expense under FAS 123(R) related to the shares of restricted stock awarded to certain employees under the Company’s equity compensation plans. Also included in the operating activities section of the Consolidated Statement of Cash Flows for the years ended December 31, 2004, 2005 and 2006 is “Stock option expense”, which reflects the effect under FAS 123(R) of expensing our stock option grants. In our Form 10-Q for the quarter ended March 31, 2007, in order to improve the presentation and maintain consistency with the Consolidated Statement of Changes in Stockholder’s Equity, we elected to combine the line items “Amortization of deferred compensation, net of forfeitures” and “Stock option expense” into one line item captioned “Share-based payment expense”.

Notes to Consolidated Financial Statements

Note 10 - Trust Preferred Securities, page F-31

2.
It is our understanding, based on your disclosure on page F-32, that you do not consolidate the three statutory trusts formed to issue trust-preferred securities. You disclose in several places, however, that “the Company” issued trust preferred securities and you present these securities on the face of your balance sheet. In the interest of clarity, please revise future filings as follows:

•	Clearly disclose that the trusts are variable interest entities that are not consolidated under the provisions of FIN 46(R);
•	Clarify that the trust preferred securities were issued by the trusts rather than the Company; and
•	Revise your Consolidated Balance Sheet to classify your liability to the trusts as Junior Subordinated Debentures.

As requested, we will revise our future filings, commencing with the Annual Report on Form 10-K for the year ended December 31, 2007 financials, to clarify that (1) the trusts are variable interest entities that are not consolidated under the provisions of FIN 46(R); (2) the trust preferred securities were issued by the trusts rather than the Company; and (3) revise our Consolidated Balance Sheet to classify our liability to the trusts as “Junior Subordinated deferrable interest Debentures held by trusts that issued guaranteed capital debt securities” rather than “trust preferred securities”.

3.
As a related matter, we note that you reclassified certain historical amounts in your March 31, 2007 Form 10-Q related to your trust preferred securities “based on your interpretation of FIN 46(R).” Please provide us with a more detailed explanation of this reclassification, including a specific discussion of your interpretation of FIN 46(R) and how your interpretation has changed since the issuance of your Form 10-K for the year ended December 31, 2006. In addition, please tell us whether this “reclassification” represents the correction of an error in prior period financial statements.

Similar to many other banks, the Company has, through issuing trusts established specifically and solely for this purpose, issued trust preferred securities. For regulatory purposes, these are treated as capital, however for financial reporting purposes, in accordance with FIN 46(R), these trusts are not consolidated. Consequently, in the Company’s consolidated financial statements, the Company should, in accordance with FIN 46(R) present the debt to the issuing trusts ($101,000,000) as a liability, and its ownership interest in the trusts ($3,033,000) as an asset. In the discussion on page F-32 of the Annual Report on Form 10-K for the year ended December 31, 2006, we correctly explain that the trusts should be unconsolidated. We further explained that the “Debentures” are shown on the balance sheet as “Trust preferred securities”. We note the staff’s request in comment No. 2 above and our response thereto.

In the discussion on page F-32 of the Annual Report on Form 10-K for the year ended December 31, 2006, we further explained the presentation of the Debentures and our equity investment in the issuing trusts in the sentence, “Accordingly, the Debentures, which include the Company’s ownership interest in the Trusts, are reflected as “Trust preferred securities” and the common securities are included in “Available-for-sale securities.” We recognize this sentence is confusing, as it indicates we apply two different classifications to the same ownership interests in the trusts. We will modify the sentence in future filings to read “Accordingly, the Debentures are reflected as ‘Trust preferred securities’ and the ownership interest in the trusts are included in ‘other assets’”.

Despite correct discussion on page F-32, the liability on our balance sheet, which will be presented as “Junior Subordinated deferrable interest Debentures held by trusts that issued guaranteed capital debt securities” in future filings as noted in our response under comment No. 2 above, did not comport with the discussion on page F-32. To improve the financial presentation in our March 31, 2007 Form 10-Q, we separately show our total Junior Subordinated Debentures and our equity interest in the trusts as other assets on the Consolidated Balance Sheet, thus correcting the presentation.

In analyzing the appropriate manner of any potential retrospective modification of this reclassification, we considered both qualitative and quantitative factors in accordance with SAB 99. We determined the impact of the misclassification on the consolidated financial statements to be de minimus. The impact on the consolidated balance sheet was never greater than 1/10th of 1 percent of total assets in any year presented. Further, there was no impact on net income, as the increase in expense amounts are entirely offset by income. The impact on both income and expense amounts never exceeded $190,000 in any year presented. Furthermore, we determined the impact on the balance sheet of individual line items “Trust preferred securities” and “Other assets” is immaterial. Similarly, the impact on the income statement line items “Total interest income”, “Interest Income Securities: Taxable”, “Interest expense on Trust preferred securities”, and “Total interest expense” are all immaterial.

Consistent with SAB 99, we analyzed all relevant factors qualitatively and determined that our previously issued filings presented the appropriate “total mix” of information. We believe a reasonable investor relying on these previously filed reports would not consider this change important.

In the Company’s 10-Q for the quarter ended March 31, 2007, we included the following sentence in Note 5 to the interim consolidated financial statements: “The Company has made certain reclassifications on its financial statements at March 31, 2007 and for all preceding periods based on its interpretation of FASB Interpretation No. 46(R), …”. We note that the reference to our interpretation is not a reference to a new interpretation, but rather to our original interpretation at the time of the original application of FIN 46(R) to our issuing trusts.

Note 12 - Related Party Transactions, page F-37

4.	We note that you are a general partner in a partnership for investment purposes. Please tell us the following:
•	Advise us as to the nature, size and purpose of this partnership;
•	Tell us your percentage of ownership; and
•	Tell us how you considered the guidance in FIN 46(R) and EITF 04-5 in determining whether you were required to consolidate this partnership.

PrivateBancorp, Inc. is the general partner of Private Investment Limited Partnership, whose sole asset is an investment in the Frontenac VI Fund. The Company has a 1% ownership in the partnership; the fair value of the partnership’s net assets was $56,375 at December 31, 2006, and the Company’s 1% beneficial ownership interest was valued at $564 at December 31, 2006. Further, the Frontenac VI Fund is currently in the final stages of liquidation. Due to the immateriality of the investment and per paragraph 4 of FIN 46(R), we determined that the partnership did not require consolidation for purposes of the Company’s financial statements. Due to the expected liquidation of the fund and our investment therein, we do not expect to include reference to the general partner in future filings.

In addition to our responses to the staff’s comments noted above, we hereby further acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosures in our filings.
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filings.
•	We will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust this is responsive to your request. If you have any questions, please contact the undersigned at 312-683-7112.

Sincerely,

/s/ Dennis L. Klaeser
Dennis L. Klaeser
Chief Financial Officer
PrivateBancorp, Inc.